JOHN M. WOODBURY, JR.
Attorney at Law
7251 Owensmouth Ave, Suite 7

Canoga Park, California  91303
Tel:  (818) 883-1776
Fax:  (818) 883-1781
E-mail:  jmwoodbury@shaw.ca

December 14, 2005

Via EDGAR

Elaine Wolff, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549

Re:

Universal Guardian Holdings, Inc.
Registration Statement on Form SB-2 (Pre-Effective Amendment No. 1)
File Number 333-128785

Dear Ms. Wolff:

This letter is being filed in response to your letter on behalf of the staff of the Securities and Exchange Commission (the “Commission”) dated December 12, 2005 (the “Comment Letter”) relating to the filing by Universal Guardian Holdings, Inc. (“Universal Holdings”) of its Registration Statement on form SB-2 (Amendment No. 1) filed on December 2, 2005 (the “Amendment No. 1”).  Concurrently with the filing of this letter via EDGAR, Universal Holdings has filed Pre-Effective Amendment No. 2 to the Initial Registration Statement (“Amendment No. 2”) which addresses the issues raised in the Comment Letter.  Please note that the numbers of the paragraphs below correspond to the numbers of the paragraphs in the Comment Letter.  We will also supplementally furnish to Mr. Shady of the SEC staff a clean version of Amendment No. 2, together with a blackline version showing changes to Amendment No. 1.

General

1.

Please tell us whether Michael J. Skellern has pledged the 1,200,000 shares of common stock to the unrelated third-party lender.  If so, please revise your selling shareholder table to identify the lender as the selling shareholder rather than Mr. Skellern.

Complied.  Mr. Skellern has pledged 836,000 of the 1,200,000 shares to date.  The company has revised the disclosure in Amendment No. 2, including the selling shareholder table, to comply.

If not, please provide us with your analysis as to why you believe the resale of common stock is ripe for registration.

We believe that the balance of the shares would be ‘ripe’ to be sold with respect to any additional prospective pledgeholder holding those shares as collateral for additional loans on the basis that (1) the issuance of the shares to Mr. Skellern is ‘complete’, (2) any sale of the shares would be made on Mr. Skellern’s behalf and for his account

Elaine Wolff, Branch Chief
United States Securities and Exchange Commission
December 14, 2005

under the pledge agreement (i.e., the prospective pledgeholder does not hold beneficial title to the shares), and (3) in any event, were beneficial ownership of the shares to be transferred to the prospective pledgeholder, or should there be any issue relating to the prospective pledgeholder acting as Mr. Skellern’s successor, the prospective pledgeholder could be added to the prospectus as a selling shareholder through the filing of a post-effective amendment.  The foregoing being stated, the company has decided not to register the balance of the shares originally contemplated to be pledged so the issue is moot.

Please contact the undersigned at (403) 217-5532 should you have any questions or comments.

Very truly yours,

/s/ John M. Woodbury, Jr.

John M. Woodbury, Jr.